Mail Stop 3561

June 23, 2009

By U.S. Mail and facsimile to (314) 421-1979

Douglas H. Yaeger
Chairman, President and Chief Executive Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

      Re: **The Laclede Group, Inc.**
              Form 10-K for Fiscal Year Ended September 30, 2008
              Filed November 21, 2008
              Proxy Statement on Schedule 14A
              Filed December 22, 2008
              File No. 001-16681

Dear Mr. Yaeger:

      We have reviewed your response dated May 20, 2009 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Benchmarking and Comparator Groups, page 18

Annual Incentive Plan, page 19

1. We note your responses to comments five, six and seven of our letter dated May 7, 2009. Please tell us whether your responses include the proposed revisions to the sections, or provide the proposed language.

Long-term incentives, page 21

Equity Incentive Plan, page 21

2. We note your response to comment eight of our letter dated May 7, 2009. We disagree with your indication that targets for the 2008-2010 performance period are not relevant to a fair understanding of the equity incentive plan. These targets provide investors material information that is necessary to an understanding of the registrant's compensation policies and decisions. Please revise to disclose these targets or, if you believe disclosure of these targets is not required because it could result in competitive harm, please provide us with a detailed explanation for this conclusion.

3. We note your response to comment nine of our letter dated May 7, 2009. Please explain "the method in which [you] compute the amount of performance-contingent restricted stock earned by the EIP participants." Please also explain how the Committee certifies the performance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director